UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential
Exhibit                         Description                        Page Number
-------                         -----------                        -----------

  1.                 Press release, dated December 8, 2003             3






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
                                                                       EXHIBIT 1

CONTACTS
Dafna Gruber, CFO              Carmen Deville
+972 3 645 6252                +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE

                    CHINA TELECOM SELECTS ALVARION SOLUTIONS
                  FOR BWA NETWORK DEPLOYMENTS IN FOUR PROVINCES

                                     ------

  Alvarion's Partners BISC and Datang Win Broadband Wireless Tenders In 4 North
                                China Provinces

                                     ------

TEL - AVIV, ISRAEL, DECEMBER 8, 2003 - ALVARION LTD. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced that its solutions have been selected by CHINA TELECOM CORPORATION (NYSE:CHA), one of the world's largest telecom operators, for deployment in four provinces.

China Telecom was awarded licenses to operate 3.5 GHz BWA networks in the second round of China's frequency licensing process. After intensive evaluation, China Telecom decided on four recommended vendors, two of which are Alvarion's OEM partners in China, BISC and Datang Telecom. To date, four of China Telecom's northern provinces have placed initial orders for Alvarion solutions: Liaoning, Shandong, Inner Mongolia and Heilongjiang. Most of the orders were for Alvarion's WALKair(TM) 1000 Multiservice Telecom Platform.

Alvarion has now achieved successful initial commercial deliveries with all four of China's major telecom service providers of fixed and cellular lines: China Telecom, China Netcom, China Mobile and China Unicom.

 "We are proud that Alvarion solutions have been chosen by one of the world's largest wireline operators who selected us in four provinces where they were endorsed with 3.5Ghz frequency licenses," said Zvi Slonimsky, CEO of Alvarion. "We are pleased with the selection of our solution for initial deployments by the BWA providers in China. Over the long term, we believe China's huge population, growing broadband demand, and lack of suitable infrastructure make it an attractive region for wireless solutions."

                                       ##


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
ABOUT CHINA TELECOM
-------------------
China Telecom Corporation Limited provides wireline telephone, data and Internet and leased line services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province of the People's Republic of China. It was established in May 2002 after the split of the former China Telecom into two groups: China Telecom for China's southern regions, and China Netcom for its northern regions. China Telecom now encompasses 21 provincial corporations, and holds 70% of the national trunk-line transmission network assets owned by the former China Telecom. It offers a range of telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line and other related services.

For more information, visit www.chinatelecom.com.cn.


ABOUT BISC
----------
Beijing International Switching System Corporation Limited (BISC) is a high-tech joint venture between SIEMENS and Chinese enterprises. The company focuses on the marketing and manufacturing of EWSD switching systems, broadband access product (Xpresslink), Next Generation Network solutions (SURPASS) for convergence of voice and data services, IP Routing (Juniper) and Broadband Wireless Access (Alvarion) for the fast developing China telecommunications market. BISC had been formally recognized as one of the 500 Largest Industry Enterprises in China, Top 100 Enterprises of Electronic Industry, and Top Ten Foreign Invested Industrial Enterprises of the Beijing Municipality. FOR MORE INFORMATION VISIT WWW.BISC.COM.CN

ABOUT DATANG
------------
Established in August 1998 and traded on the Shanghai Stock Exchange, Datang Telecom Technology Co. Ltd. is the former China Academy of Telecommunications Technology, which converted to a stock company after forty-three years of operations. Datang provides different services for the largest telecommunications operators in China and is one of China's largest local telecommunications integrators and equipment suppliers. With over 4,600 employees, Datang has research centers, five subsidiary companies, four stock companies and two share companies, as well as a company that has direct ownership relations with other companies and institutions in the Ministry of Information Industry of China. FOR MORE INFORMATION VISIT WWW.CATT.AC.CN/ENGLISH/

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.


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
Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

           You may register to receive Alvarion's future press releases or an Investor Kit including by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.



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                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ALVARION LTD.



Date: December 8, 2003                        By:   /s/ Dafna Gruber
                                                   -----------------------------
                                              Name:  Dafna Gruber
                                              Title: Chief Financial Officer



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